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                              UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                           (Amendment No.    1    )*



                          Excel Switching Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   30067V108
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [_]  Rule 13d-1(b)
   [_]  Rule 13d-1(c)
   [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 pages

-----------------------                                  ---------------------
  CUSIP NO. 30067V108               13G                    PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Robert P. Madonna
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          23,041,560
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             4,191,840
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          23,041,560
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,191,840
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      27,233,400
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      81.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP NO. 30067V108               13G                    PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      The Madonna Family Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             4,191,840
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,191,840
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,191,840
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      12.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      PN
------------------------------------------------------------------------------

Item 1(a).     Name of Issuer:  Excel Switching Corporation (the "Company")
               --------------

Item 1(b).     Address of Issuer's Principal Executive Offices:
               ------------------------------------------------
                           255 Independence Drive
                             Hyannis, MA 02601

          Item 2(a)                                    Item 2(b)                            Item 2(c)
          --------                                     --------
                                                                                      Citizenship or Place
          Name of Person Filing                        Address                           of Organization
          ---------------------                        -------                           ---------------
          Robert P. Madonna, Individually and as       255 Independence Drive              United States
             General Partner of The Madonna Family     Hyannis, MA 02601
             Limited Partnership

          The Madonna Family Limited Partnership       208 Carlson Lane                    Massachusetts
             (the "Partnership")                       West Barnstable, MA 02668

Item 2(d).    Title of Class of Securities: Common Stock, $.01 par value per
              ----------------------------
              share (the "Common Stock").

Item 2(e).    CUSIP Number:  30067V108
              -------------

Item 3.       If this statement is filed pursuant to Rules 13d-1(b), or 13d-
              -------------------------------------------------------------
              2(b), check whether the person filing is a:
              ------------------------------------------

              (a)  [ ]  Broker or Dealer registered under Section 15 of the
                        Securities Exchange Act of 1934 (the "Act").
              (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.
              (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act.
              (d)  [ ]  Investment Company registered under Section 8 of the Investment Company Act of 1940.
              (e)  [ ]  Broker or Dealer registered under Section 15 of the
                        Securities Exchange Act of 1934 (the "Act").
              (f)  [ ]  Employee Benefit Plan, Pension Fund which is
                        subject to the provisions of the Employee
                        Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.
              (g)  [ ]  Parent Holding Company, in accordance with Rule
                        13d-1(b)(ii)(G) of the Act.
              (h)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)
                        of the Act.

     Not applicable.

Item 4.   Ownership.
          ---------

     (a)  Amount Beneficially Owned:

     As of December 31, 1998, each of the following is the holder of record of the number of shares of Common Stock set forth next to his or its name.

     Robert P. Madonna                         23,041,560 shares
     The Madonna Family Limited Partnership     4,191,840 shares

     In addition, in his capacity as General Partner of the Partnership, Mr. Madonna may be deemed to own beneficially an aggregate of 4,191,840 shares held by the Partnership.

                               Page 4 of 8 pages

     (b)    Percent of Class:

     Robert P. Madonna                                       81.2%
     The Madonna Family Limited Partnership                  12.5%

     These percentages are based on 33,554,432 shares of Common Stock reported as outstanding in the Issuer's 10-Q for the Quarter ended September 26, 1998.

     (c)    Number of shares as to which such person has:

     (i)    sole power to vote or direct the vote:

     Robert P. Madonna                                 23,041,560 shares
     The Madonna Family Limited Partnership                     0 shares

     (ii)   shared power to vote or to direct the vote:

     Robert P. Madonna                                  4,191,840 shares
     The Madonna Family Limited Partnership             4,191,840 shares

     (iii)  sole power to dispose or to direct the disposition of:

     Robert P. Madonna                                 23,041,560 shares
     The Madonna Family Limited Partnership                     0 shares

     (iv)   shared power to dispose or to direct the disposition of:

     Robert P. Madonna                                  4,191,840 shares
     The Madonna Family Limited Partnership             4,191,840 shares

  Each of Mr. Madonna and the Partnership expressly disclaims beneficial ownership of any shares of Common Stock of the Company, except any shares held directly of record or any shares in which they have an actual pecuniary interest.

Item 5.   Ownership of Five Percent or Less of a Class.
          --------------------------------------------

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
          ---------------------------------------------------------------

     Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
     Security Being Reported on by the Parent Holding Company.
     --------------------------------------------------------

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.
          ---------------------------------------------------------

     Mr. Madonna and the Partnership expressly disclaim membership in a "group" as defined in Rule 13d - 1(b)(1)(ii)(J).

                               Page 5 of 8 pages

Item 9.   Notice of Dissolution of Group.
          ------------------------------

     Not applicable.

Item 10.  Certification.
          -------------

     Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or 13d-1(c).

     Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each of the filing persons pursuant to Rule 13d-1(k) under Section 13(d) of the Act.

                               Page 6 of 8 pages

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February ___, 1999



_____________________________
Robert P. Madonna


THE MADONNA FAMILY LIMITED PARTNERSHIP


By: ________________________
    Robert P. Madonna
    General Partner

                               Page 7 of 8 pages

                                                                       Exhibit 1
                                                                       ---------
                            JOINT FILING AGREEMENT
                            ----------------------

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed on behalf of all of the undersigned with respect to the ownership of shares of Common Stock of Excel Switching Corporation.

Dated: February __, 1999



_____________________________
Robert P. Madonna


THE MADONNA FAMILY LIMITED PARTNERSHIP


By: _________________________
    Robert P. Madonna
    General Partner

                               Page 8 of 8 pages